Exhibit 1.4

AMENDMENT NO. 3

TO

AMENDED AND RESTATED DEALER MANAGER AGREEMENT

This Amendment No. 3 (this “Amendment”) dated March 20, 2014, amends that certain Amended and Restated Dealer Manager Agreement dated February 8, 2013, as amended by Amendment No. 1 dated May 31, 2013 and Amendment No. 2 dated June 26, 2013 (as it may be amended from time to time, the “Dealer Manager Agreement”), by and between Dividend Capital Diversified Property Fund Inc., a Maryland corporation (the “Company”) and Dividend Capital Securities LLC (the “Dealer Manager”). Capitalized terms used herein but not defined shall have the meanings set forth in the Dealer Manager Agreement.

WHEREAS, the Dealer Manager intends to make sales without a separate participating broker-dealer to investors who are referred to the Dealer Manager by registered investment advisers (each an “RIA”) and accepted by the Dealer Manager on a non-solicited basis pursuant to the terms of a Registered Investment Adviser Referral Agreement substantially in the form attached hereto as Exhibit A (“Referral Agreement”);

WHEREAS, the Company and the Dealer Manager desire to amend the Dealer Manager Agreement to permit such sales described above and to specify the suitability obligations in connection with such sales;

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1.	Acting as Dealer. Except where otherwise inconsistent with its rights and duties as Dealer Manager under the Dealer Manager Agreement, the Dealer Manager may act as a Dealer with respect to sales to investors referred to the Dealer Manager by RIAs pursuant to a Referral Agreement which are accepted by the Dealer Manager on a non-solicited basis. With respect to such activities, except where otherwise inconsistent with its rights and duties as Dealer Manager under the Dealer Manager Agreement and except as set forth in Section 2 below, all provisions of the Dealer Manager Agreement and form of Selected Dealer Agreement attached thereto (as each may be amended from time to time) that are applicable to Dealers shall apply to the Dealer Manager.

2.	Suitability. Notwithstanding anything herein or in the Dealer Manager Agreement to the contrary, the Company acknowledges and agrees that the Dealer Manager will rely on each RIA executing a Referral Agreement to perform the obligations and requirements relating to the suitability of investors as set forth in the form of Selected Dealer Agreement, which would otherwise be applicable to the Dealer Manager pursuant to Section 1 above. The Company agrees that the Dealer Manager is not obligated to determine the suitability of investors referred to the Dealer Manager pursuant to a Referral Agreement.

3.	Continuing Obligations of the Company and the Dealer Manager. The Company and the Dealer Manager shall remain subject to all other terms and conditions of the Dealer Manager Agreement and, as applicable, the form of Selected Dealer Agreement, with respect to the Dealer Manager’s sale of Shares to the investors referred by RIAs as described herein.

4.	Counterparts. This Amendment may be executed in any number of counterparts. Each counterpart, when executed and delivered, shall be an original contract, but all counterparts, when taken together, shall constitute one and the same Amendment.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date and year first above written.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

By:	/s/ Jeffrey L. Johnson
Jeffrey L. Johnson, Chief Executive Officer

DIVIDEND CAPITAL SECURITIES LLC

By:	/s/ Charles Murray
Charles Murray, President